EXHIBIT 21.1

Name of Subsidiary	Jurisdiction

i2 Telecom International, Inc.	Delaware

DDN Rhode Island, Inc.	Rhode Island

DDN Digital Data Networks (Canada), Inc.	Canada

Hip Communications, Inc.	Canada

SuperCaller Community, Inc.	Delaware